                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                              Minntech Corporation
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    604258103
                         ------------------------------
                                 (CUSIP Number)


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2000
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /_/

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages

---------------------------
CUSIP No.  604258103
-------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS   Kenneth Brimmer

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) / /

                                                                         (b) /X/

-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See instructions)               PF

-------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

-------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION              Minnesota

-------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

       NUMBER OF                44,800

        SHARES           ------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                200,000
       OWNED BY
                         ------------------------------------------------------
         EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                44,800

        PERSON           ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
         WITH
                                200,000

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     244,800

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/
     (See instructions)

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See instructions)

       IN

-------------------------------------------------------------------------------

                               Page 2 of 15 Pages

CUSIP No.  604258103


Item 1.           SECURITY AND ISSUER.

         (a) Title of Class of Securities: Common Stock, $.05 par value per share.

         (b)      Name of Issuer: Minntech Corporation (the "Company")

         (c) Address of Issuer's Principal Executive Offices: 14605 28th Avenue South, Minneapolis, Minnesota 55447

Item 2.           IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing: Kenneth Brimmer

         (b) Business Address: Suite 1500, 601 Carlson Parkway, Minnetonka, Minnesota 55305

         (c) Principal Occupation or Employment: Chairman and Chief Executive Officer of Active IQ Technologies, Inc.

         (d) Conviction in a criminal proceeding during the last five years: No.

         (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No.

         (f)      Citizenship: Minnesota.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds.

Item 4.           PURPOSE OF TRANSACTION.

         Mr. Brimmer has no definitive plans at this time with respect to the Company which would result in the acquisition of additional securities of the Company, an extraordinary corporate transaction or sale or transfer of assets of the Company, a change in the Board of Directors or management or charter or bylaws of the Company, the delisting of the Company securities or any similar transaction. However, Mr. Brimmer will continue to review all available alternatives and may elect a different course of action in the future, which may include an initiative to alter the Articles or Bylaws or composition of the Board of Directors of the Company. Mr. Brimmer has not discussed any alternative with the Company.


                               Page 3 of 15 Pages

Item 5.           INTEREST IN SECURITIES OF ISSUER

         (a) Number and Percentage of Class beneficially owned: As of September 21, 2000, Mr. Brimmer personally owned 44,800 shares of the Registrant. Mr. Brimmer is a director and shareholder of Oxboro Medical, Inc., which, as of September 21, 2000, owned 200,000 shares of the Registrant. Mr. Brimmer has either sole or shared voting and dispositive power over 244,800 shares or 3.6% of the common stock of the Company.

                  Mr. Brimmer disclaims ownership of the 135,000 shares held by Mr. Copperud, which, if not disclaimed would result in a beneficial ownership for Mr. Brimmer of 379,800 shares or 5.7% of the common stock of the Company.

         (b) As of September 21, 2000, Mr. Brimmer had sole voting and dispositive power over 44,800 shares of the Company owned by him and shared voting and dispositive power with respect to 200,000 shares of the Company owned by Oxboro Medical, Inc.


                  Mr. Brimmer disclaims beneficial ownership with respect to the shares the Company owned individually by Mr. Copperud.

         (c) Transactions within 60 days: The following table summarizes Mr. Brimmer's transactions in the common stock of the Registrant within the last sixty (60) days:


DATE                                  TRANSACTION              PRICE PER SHARE          NUMBER OF SHARES
----                                  -----------              ---------------          ----------------
July 22, 2000                           Purchase                         6.503                    5,000
August 22, 2000                         Purchase                         6.113                   20,000
August 23, 2000                         Purchase                         6.126                   10,000
September 7, 2000                       Purchase                         6.531                    7,500
September 11, 2000                      Purchase                         6.704                    2,300


         (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                  Not applicable.

         (e)      Last Date on Which Reporting Person Ceased to be a 5% Holder:

                  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Form 13D or between such persons and any person with respect to any securities of Oxboro Medical, Inc., except that Mr. Brimmer and Mr. Copperud have an informal, unwritten, non-binding understanding. Such understanding, to

                               Page 4 of 15 Pages
                  date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning Oxboro Medical, Inc., and requests for information addressed to Oxboro Medical, Inc., which might affect the valuation of their respective investments. There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving any person named in this Schedule 13D relating to the Company.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 - Joint Filing Agreement dated as of September 22, 2000.




                               Page 5 of 15 Pages

-----------------------
CUSIP No.   604258103
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Gary Copperud

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) / /
                                                                         (b) /X/

-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See instructions)               PF

-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

-------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION              Colorado

-------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

       NUMBER OF                135,000

        SHARES           ------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                200,000
       OWNED BY
                         ------------------------------------------------------
         EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                 135,000

        PERSON           ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
         WITH
                                200,000

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     335,000

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/
     (See instructions)

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See instructions)

        IN

-------------------------------------------------------------------------------

                               Page 6 of 15 Pages

CUSIP No.  604258103


Item 1.           SECURITY AND ISSUER.

         (a) Title of Class of Securities: Common Stock, $.05 par value per share.

         (b)      Name of Issuer: Minntech Corporation (the "Company")

         (c) Address of Issuer's Principal Executive Offices: 14605 28th Avenue South, Minneapolis, Minnesota 55447.

Item 2.           IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing: Gary Copperud.

         (b)      Business Address: 13828 Lincoln Street NE, Ham Lake, Minnesota
                  55304

         (c)      Principal Occupation or Employment: Investor

         (d) Conviction in a criminal proceeding during the last five years: No.

         (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No.

         (f)      Citizenship: Colorado.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Personal funds.

Item 4.           PURPOSE OF TRANSACTION.

         Mr. Copperud has no definitive plans at this time with respect to the Company which would result in the acquisition of additional securities of the Company, an extraordinary corporate transaction or sale or transfer of assets of the Company, a change in the Board of Directors or management or charter or bylaws of the Company, the delisting of the Company securities or any similar transaction. However, Mr. Copperud will continue to review all available alternatives and may elect a different course of action in the future, which may include an initiative to alter the Articles or Bylaws or composition of the Board of Directors of the Company. Prior to the Group's acquisition of 5% of the common stock of the Company, Mr. Copperud had discussions with members of management of the Company with respect to changes in the composition of the Board of Directors of the Company.


                               Page 7 of 15 Pages

Item 5.           INTEREST IN SECURITIES OF ISSUER

         (a) Number and Percentage of Class beneficially owned: As of September 21, 2000, Mr. Copperud personally owned 135,000 shares of the Registrant. Mr. Copperud is a director and shareholder of Oxboro Medical, Inc., which, as of September 21, 2000, owned 200,000 shares of the Registrant. Mr. Copperud has either sole or shared voting and dispositive power over 335,000 shares or 5% of the common stock of the Company.

                  Mr. Copperud disclaims ownership of the 44,800 shares held by Mr. Brimmer, which, if not disclaimed would result in a beneficial ownership for Mr. Copperud of 389,800 shares or 5.7 % of the common stock of the Company.

         (b) As of September 21, 2000, Mr. Copperud had sole voting and dispositive power over 135,000 shares of the Company owned by him. As of September 21, 2000, Mr. Copperud shared voting and dispositive power with respect to 200,000 shares of the Company owned by Oxboro Medical, Inc.

                  Mr. Copperud disclaims beneficial ownership with respect to the shares of the Company owned by Mr. Brimmer.

         (c) Transactions within 60 days: The following table summarizes Mr. Copperud's transactions in the common stock of the Registrant within the last sixty (60) days Mr. Copperud owned 72,800 shares of the Company prior to July 26, 2000.



            DATE                      TRANSACTION              PRICE PER SHARE          NUMBER OF SHARES
            ----                      -----------              ---------------          ----------------
July 26, 2000                           Purchase                          6.31                    2,000
July 28, 2000                           Purchase                          6.50                      200
July 28, 2000                           Purchase                          6.56                    1,400
August 2, 2000                          Purchase                         7.125                      100
August 2, 2000                          Purchase                         7.125                      100
August 2, 2000                          Purchase                        7.0625                      800
August 2, 2000                          Purchase                        7.0625                    1,200
August 2, 2000                          Purchase                        7.0625                    1,000
August 2, 2000                          Purchase                        7.0625                    2,000
August 2, 2000                          Purchase                        7.0625                    1,400
August 2, 2000                          Purchase                        7.0625                    1,000
August 3, 2000                          Purchase                          7.00                    1,000
August 22, 2000                         Purchase                          5.75                   50,000


         (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                  Not applicable.


                               Page 8 of 15 Pages

         (e)      Last Date on Which Reporting Person Ceased to be a 5% Holder:

                  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Form 13D or between such persons and any person with respect to any securities of Oxboro Medical, Inc., except that Mr. Brimmer and Mr. Copperud have an informal, unwritten, non-binding understanding. Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning Oxboro Medical, Inc., and requests for information addressed to Oxboro Medical, Inc., which might affect the valuation of their respective investments. There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Form 13D relating to the Company.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 - Joint Filing Agreement dated as of September 22, 2000.



                               Page 9 of 15 Pages

----------------------
CUSIP No.  604258103
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  Oxboro Medical, Inc.
                                                         41-1391803

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) / /
                                                                         (b) /X/

-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See instructions)     WC

-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION              Minnesota

-------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

       NUMBER OF                200,000

        SHARES           ------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                0
       OWNED BY
                         ------------------------------------------------------
         EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                200,000

        PERSON           ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
         WITH
                                0

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,000

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/
     (See instructions)

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%

-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See instructions)

         CO

-------------------------------------------------------------------------------

                               Page 10 of 15 Pages

CUSIP No.  604258103


Item 1.           SECURITY AND ISSUER.

         (a) Title of Class of Securities: Common Stock, $.05 par value per share.

         (b)      Name of Issuer: Minntech Corporation (the "Company")

         (c) Address of Issuer's Principal Executive Offices: 14605 28th Avenue South, Minneapolis, Minnesota 55447.


Item 2.           IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing: Oxboro Medical, Inc.

         (b) Principal Office: 13828 Lincoln Street N.E., Ham Lake, Minnesota 55304.

         (c) Principal Business: Oxboro Medical, Inc. develops, assembles and markets medical and surgical devices.

         (d) Conviction in a criminal proceeding during the last five years: No.

         (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No.

         (f)      State of Organization: Minnesota.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Working capital.

Item 4.           PURPOSE OF TRANSACTION.

         Oxboro Medical, Inc. has purchased the shares of the Company for investment purposes as part of its continuing goal of maximizing value for Oxboro Medical, Inc. shareholders. Oxboro Medical, Inc. will continue to pursue strategies which advance this goal. Should market conditions warrant, such strategies may involve additional purchases of the Company securities. Oxboro Medical, Inc. has no other plans or proposals with respect to the Company and has not discussed any plan or proposal with the Company.

Item 5.           INTEREST IN SECURITIES OF ISSUER

         (a) Number and Percentage of Class beneficially owned: Oxboro Medical, Inc. has sole voting and dispositive power over 200,000 shares of the Registrant, or 3% of the common stock of the Registrant. Two of Oxboro Medical, Inc.'s directors also own shares of the

                               Page 11 of 15 Pages

                  Registrant; Mr. Brimmer has sole voting and dispositive power over 44,800 shares and Mr. Copperud has sole voting and dispositive power over 135,000 shares. Oxboro Medical, Inc. disclaims beneficial ownership of the shares held individually by Messrs. Brimmer and Copperud, which shares, if not disclaimed, would result in a total of 389,800 shares, or 5.7% of the common stock of the Registrant, over which Oxboro Medical, Inc. would have voting or dispositive power.

         (b) As of September 21, 2000, Oxboro Medical, Inc. had sole voting and dispositive power over 200,000 shares of the Company owned by it. Oxboro Medical, Inc. does not have shared voting or dispositive power with respect to any shares of the Company.

                  Oxboro Medical, Inc. disclaims beneficial ownership with respect to the shares of the Company owned by Messrs. Copperud and Brimmer.

         (c) Transactions within 60 days: The following table summarizes Oxboro Medical, Inc.'s transactions in the common stock of the Registrant within the last sixty (60) days.


            DATE                      TRANSACTION              PRICE PER SHARE           NUMBER OF SHARES
            ----                      -----------              ---------------           ----------------
August 24, 2000                         Purchase                        6.1875                     2,100
August 24, 2000                         Purchase                        6.1875                     3,300
August 24, 2000                         Purchase                        6.1875                     1,200
August 24, 2000                         Purchase                        6.1875                     3,000
August 24, 2000                         Purchase                        6.1875                       600
August 24, 2000                         Purchase                        6.1875                     5,000
August 24, 2000                         Purchase                          6.25                     4,500
August 24, 2000                         Purchase                        6.3125                     2,200
August 25, 2000                         Purchase                          6.50                     2,200
August 25, 2000                         Purchase                        6.5625                     2,000
August 25, 2000                         Purchase                        6.5625                     2,000
August 28, 2000                         Purchase                        6.5625                     7,300
August 28, 2000                         Purchase                         6.625                     2,000
August 29, 2000                         Purchase                         6.625                     3,800
August 29, 2000                         Purchase                        6.6875                     1,000
August 29, 2000                         Purchase                       6.71875                     1,500
August 29, 2000                         Purchase                          6.75                     1,000
August 30, 2000                         Purchase                        6.4375                     2,300
August 30, 2000                           Sale                            6.50                     1,000
August 30, 2000                         Purchase                          6.50                     5,000
August 31, 2000                         Purchase                       6.46875                     2,300


                               Page 12 of 15 Pages


            DATE                      TRANSACTION              PRICE PER SHARE           NUMBER OF SHARES
            ----                      -----------              ---------------           ----------------
August 31, 2000                         Purchase                          6.50                      2,000
August 31, 2000                         Purchase                          6.50                      3,700
September 1, 2000                       Purchase                         6.375                     10,000
September 1, 2000                       Purchase                          6.50                      5,000
September 1, 2000                       Purchase                          6.50                      5,000
September 5, 2000                       Purchase                        6.5625                     13,000
September 6, 2000                         Sale                          6.3125                      2,000
September 7, 2000                       Purchase                       6.46875                     35,000
September 12, 2000                      Purchase                        6.9603                     31,500
September 12, 2000                      Purchase                        6.9375                     10,000
September 14, 2000                      Purchase                         7.625                     33,500


         (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                  Not applicable.

         (e)      Last Date on Which Reporting Person Ceased to be a 5% Holder:

                  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 - Joint Filing Agreement dated as of September 22, 2000.



                               Page 13 of 15 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated September 22, 2000

                                        /s/ Kenneth Brimmer
                                        ---------------------------------------
                                        Kenneth Brimmer


                                        /s/  Gary Copperud
                                        ---------------------------------------
                                        Gary Copperud


                                        OXBORO MEDICAL, INC.


                                        By:   /s/ Linda Erickson
                                           ------------------------------------
                                        Linda Erickson, Chief Financial Officer




                               Page 14 of 15 Pages

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


         The undersigned, Kenneth Brimmer, Gary Copperud and Oxboro Medical, Inc., hereby agree that, pursuant to 17 CFR Section 240.13d-1(k)1, this
Schedule 13D relating to securities of Minntech Corporation shall be filed on behalf of each of them.

Dated September 22, 2000


                                        /s/ Kenneth Brimmer
                                        ---------------------------------------
                                        Kenneth Brimmer


                                        /s/  Gary Copperud
                                        ---------------------------------------
                                        Gary Copperud


                                        OXBORO MEDICAL, INC.


                                        By:   /s/ Linda Erickson
                                           ------------------------------------
                                        Linda Erickson, Chief Financial Officer





                               Page 15 of 15 Pages